Exhibit 99
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                                PRESS RELEASE
                           MAGNA ANNOUNCES OUTLOOK

January 12, 2006, Aurora, Ontario, Canada...Magna International Inc. (TSX:
MG.SV.A, MG.MV.B; NYSE: MGA) announced today its financial outlook for 2006 and an updated outlook for 2007 average dollar content per vehicle. All amounts are in U.S. dollars.

    2006 OUTLOOK
    ------------

    For the full year 2006, we expect sales to be between $22.0 billion and $23.3 billion, based on full year 2006 light vehicle production volumes of approximately 15.8 million units in North America and approximately
15.8 million units in Europe. Full year 2006 average dollar content per vehicle(1) is expected to be between $750 and $780 in North America and between $300 and $325 in Europe. We expect full year 2006 European complete vehicle assembly sales to be between $3.3 billion and $3.6 billion. We expect our full year 2006 operating margin, excluding unusual items(2), to be approximately 5%. We expect our full year 2006 income tax rate, excluding unusual items(2), to be between 31% and 32%. We expect earnings growth in full year 2006 compared to 2005, excluding unusual items(2) from both years.
    In addition, we expect that full year 2006 spending for fixed assets will be in the range of $850 million to $900 million.

    UPDATED 2007 AVERAGE DOLLAR CONTENT PER VEHICLE OUTLOOK
    -------------------------------------------------------

    Based on recently prepared business plans, we are revising our previous outlook for 2007 average dollar content per vehicle which was provided on January 12, 2005. Expectations of average dollar content per vehicle for 2007 at that time were between $835 and $880(1) in North America and between $332 and $372(1) in Europe. We now expect 2007 North American average dollar content per vehicle to be between $805 and $840. We also expect 2007 European average dollar content per vehicle to be between $315 and $355.

        (1) Previously, production sales generated in markets outside of North America (including Mexico) and Europe were included in either North American or European average dollar content per vehicle. Such sales are now classified as Rest of World Production Sales. Our outlook for 2005 average dollar content per vehicle, as disclosed on November 8, 2005, was between $730 and $740 in North America, which included approximately $7 associated with Rest of World Production Sales, and between $320 and $330 in Europe, which included approximately $3 associated with Rest of World Production Sales. Our previous outlook for 2007 average dollar content per vehicle, as disclosed on January 12, 2005, was between $855 and $900 in North America, which included approximately $20 associated with Rest of World Production Sales, and between $335 and $375 in Europe, which included approximately $3 associated with Rest of World Production Sales.

        (2) Unusual items for 2005 include charges associated with rationalization and restructuring activities, (including restructuring charges arising from the privatization of our former public subsidiaries during 2005), charges associated with operations that supplied MG Rover, and certain non-recurring gains. Unusual items for 2006 are expected to include charges associated with rationalization and restructuring activities commenced in 2005.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia and South America. Our capabilities include the design, engineering, testing and manufacture of automotive interior and closure systems; metal body and structural systems; exterior and interior mirror and engineered glass systems; exterior systems including front and rear end modules, plastic body panels, exterior trim and other systems; various powertrain and drivetrain systems; as well as complete vehicle engineering and assembly.
    We have over 82,000 employees in 222 manufacturing operations and 58 product development and engineering centres in 22 countries.

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    Magna will present its 2006 outlook at the Auto Analysts of New York
    (AANY) Detroit Auto Conference, held in conjunction with the Detroit Auto Show, this morning at 7:45 am EST. Magna's presentation will be available on our website at www.magna.com. Magna will also webcast the actual presentation at www.magna.com. Magna's presentation will be made by Mark T. Hogan, President and Vincent J. Galifi, Executive Vice President and Chief Financial Officer.

    For further information, please contact Louis Tonelli at (905) 726-7035.
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    This press release contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry and include those items listed in the Management's Discussion and Analysis of Results of Operations and Financial Position included with our press release dated November 8, 2005. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.